SCHEDULE 13G

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Common Stock of Bank of America Corporation may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Warren E. Buffett as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.

Dated: November 14, 2025 /s/ Warren E. Buffett
Warren E. Buffett

Berkshire Hathaway Inc.

Dated: November 14, 2025 /s/ Warren E. Buffett
By: Warren E. Buffett
Title: Chairman of the Board

National Indemnity Company

Dated: November 14, 2025 /s/ Dale D. Geistkemper
By: Dale D. Geistkemper
Title: Treasurer

GEICO Corporation

Dated: November 14, 2025 /s/ Todd A. Combs
By: Todd A. Combs
Title: President

Government Employees Insurance Company

Dated: November 14, 2025 /s/ Todd A. Combs
By: Todd A. Combs
Title: President

GEICO Indemnity Company

Dated: November 14, 2025 /s/ Todd A. Combs
By: Todd A. Combs
Title: Vice President

General Re Corporation

Dated: November 14, 2025 /s/ Michael P. O'Dea
By: Michael P. O'Dea
Title: Senior Vice President

General Reinsurance Corporation

Dated: November 14, 2025 /s/ Michael P. O'Dea
By: Michael P. O'Dea
Title: Senior Vice President

General Star Indemnity Company

Dated: November 14, 2025 /s/ Michael P. O'Dea

By: Michael P. O'Dea
Title: Treasurer

General Star National Insurance Company

Dated: November 14, 2025   /s/ Michael P. O'Dea
By: Michael P. O'Dea
Title: Treasurer

Central States of Omaha Companies, Inc.

Dated: November 14, 2025   /s/ Kim Young
By: Kim Young
Title: Chief Financial Officer

Central States Indemnity Company of Omaha

Dated: November 14, 2025   /s/ Kim Young
By: Kim Young
Title: Chief Financial Officer

Berkshire Hathaway Homestate Insurance Company

Dated: November 14, 2025   /s/ Andrew R. Linkhart
By: Andrew R. Linkhart
Title: Chief Financial Officer

BH Finance LLC

Dated: November 14, 2025   /s/ Marc D. Hamburg
By: Marc D. Hamburg
Title: President

Oak River Insurance Company

Dated: November 14, 2025   /s/ Andrew R. Linkhart
By: Andrew R. Linkhart
Title: Chief Financial Officer

Cypress Insurance Company

Dated: November 14, 2025   /s/ Andrew R. Linkhart
By: Andrew R. Linkhart
Title: Chief Financial Officer

National Indemnity Company of the South

Dated: November 14, 2025   /s/ Dale D. Geistkemper
By: Dale D. Geistkemper
Title: Treasurer

National Indemnity Company of Mid-America

Dated: November 14, 2025 /s/ Dale D. Geistkemper

By: Dale D. Geistkemper

Title: Treasurer

Berkshire Hathaway Specialty Insurance Company

Dated: November 14, 2025 /s/ Dale D. Geistkemper

By: Dale D. Geistkemper

Title: Treasurer

U.S. Investment Corporation

Dated: November 14, 2025 /s/ Stephen J. Rivituso

By: Stephen J. Rivituso

Title: Senior Vice President

United States Liability Insurance Company

Dated: November 14, 2025 /s/ Stephen J. Rivituso

By: Stephen J. Rivituso

Title: Senior Vice President

Columbia Insurance Company

Dated: November 14, 2025 /s/ Dale D Geistkemper

By: Dale D Geistkemper

Title: Treasurer

First Berkshire Life Insurance Company

Dated: November 14, 2025 /s/ Dale D Geistkemper

By: Dale D Geistkemper

Title: Treasurer

Mount Vernon Fire Insurance Company

Dated: November 14, 2025 /s/ Stephen J. Rivituso

By: Stephen J. Rivituso

Title: Senior Vice President